November 28, 2018

J. Mark Goode
Chief Executive Officer
Hash Labs Inc.
78 SW 7th Street
Miami, FL 33130

       Re: Hash Labs Inc.
           Registration Statement on Form S-1
           Filed October 29, 2018
           File No. 333-228042

Dear Mr. Goode:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 29, 2018

Prospectus Summary, page 1

1.     We note that your business plan contemplates the issuance of Crypto-Gold
(CXAU), a
       cryptocurrency asset that is backed by physical gold. As it appears CXAU will be a security, please provide us with a detailed legal analysis of how you intend to comply with the U.S. federal securities laws.
2. You disclose that you are developing the CXAU Digital Vault and Crypto-Gold and hope to launch both by March 4, 2019. Please balance your detailed disclosure regarding your business plans to:

           clarify in the prospectus summary, if true, that these products are not yet operational
 J. Mark Goode
FirstName LastNameJ. Mark Goode
Hash Labs Inc.
Comapany 28, 2018 Labs Inc.
November NameHash
November 28, 2018 Page 2
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FirstName LastName
             and have not yet generated any revenues;

             describe in the business or MD&A sections, the current stage and anticipated stages of development of the CXAU Digital Vault and Crypto-Gold, including any developmental steps you have taken to date and the expected developmental costs
             and sources of funding of the CXAU Digital Vault and Crypto-Gold;
and

             clarify whether whether you will be relying on your own employees or third-party service providers to develop the CXAU Digital Vault and Crypto-Gold.
Risk Factors, page 2

3. Please add a risk factor that your executive officers, directors and principal stockholders hold a majority of your securities and are able to exert significant control over your corporate matters. Disclose the percentage of your common stock that is currently held by your executive officers, directors and principal stockholders.
General

4. Please provide a detailed legal and factual analysis of why this offering is not a primary offering of your common stock and why the selling stockholders are not explicitly identified as underwriters. In this regard, we note the size of this offering relative to the number of shares of common stock held by non-affiliates, your relationship with the selling stockholders, and the amount of time that the selling stockholders have held their shares. In formulating your response, please consider Securities Act Rule 415 and
         Interpretations 212.15, 612.09 and 612.12 of our Securities Act Rules Compliance and
         Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Information Technologies
                                                                and Services
 J. Mark Goode
Hash Labs Inc.
November LastNameJ. Mark Goode
FirstName 28, 2018
Comapany NameHash Labs Inc.
Page 3
November 28, 2018 Page 3
cc:       Thomas A. Rose, Esq.
FirstName LastName